[PEAPACK-GLADSTONE FINANCIAL CORP. LETTERHEAD]

August 9, 2012

Sharon Blume

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, DC 20549

Via EDGAR (Correspondence)

Dear Ms. Blume,

We are in receipt of your comment letter dated August 7, 2012. In order to provide a complete and accurate response, additional time beyond ten business days is needed. In addition to the time needed to prepare the response, we would like to have the response reviewed by several outside parties, including our accountants and counsel. Accordingly, we plan on providing our response to the Commission on or before September 10, 2012.

Please contact me at 908-719-4308 or Mary Russell, Comptroller at 908-719-4309, if you have any questions.

Sincerely,

/s/ Jeffrey J. Carfora

Jeffrey J. Carfora

EVP and Chief Financial Officer

cc: William Schroeder, Staff Accountant